SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT (AMENDMENT NO. 2) PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                         DYNAMICS CORPORATION OF AMERICA
                            (Name of Subject Company)

                                 WHX CORPORATION
                              SB ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   268039 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with a copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
                         -------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
  $29,205,000.00                                              $5,841.00
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of up to 649,000 shares of Common Stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America (the "Company") at a price of $45 per Share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by SB Acquisition Corp. for such number of Shares.

[ ]* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:             5,192.00
Form or Registration No.:           Schedule 14A
Filing Party:                       WHX Corporation
                                    SB Acquisition Corp.
Date Filed:                         March 31, 1997

         This Statement  amends and  supplements  the Tender Offer  Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on March 31, 1997 by SB Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), to purchase up to 649,000 shares of Common Stock, par value $.10 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995 (the "Rights Agreement"), between the Company and First National Bank of Boston, as Rights Agent, at a price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated April 10, 1997 (the "Supplement") and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         Item 1(b) is hereby amended and supplemented by reference to the Introduction and Section 1 of the Supplement, which Introduction and Section are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         Item 3(b) is hereby amended and supplemented by reference to Section 5 of the Supplement, which Section is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4(a) is hereby amended and supplemented by reference to Section 4 of the Supplement, which Section is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

         Item 10(b)-(c),  (e) is hereby amended and supplemented by reference to
Section 7 of the Supplement, which Section is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated March 31, 1997.*
                  (2)      Letter of Transmittal.*
                  (3)      Notice of Guaranteed Delivery.*
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.*
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial   Banks,   Trust   Companies   and   Other
                           Nominees.*
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.*
                  (7)      Text of Press Release  issued by WHX  Corporation  on
                           March 31, 1997.*
                  (8)      Summary Advertisement published on April 1, 1997.*
                  (9)      Text of Press  Release,  issued by Parent on April 9,
                           1997.*
                  (10)     Supplement  to Offer to  Purchase,  dated  April  10,
                           1997.
                  (11)     Revised Letter of Transmittal
                  (12)     Revised Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.
                  (13)     Revised   Letter  to  Clients  for  use  by  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees.


         (b)      Not applicable.

         (c)      Not applicable.

--------
    *   Previously provided.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1997

                                           WHX CORPORATION



                                           By:/S/ STEWART E. TABIN
                                              --------------------
                                              Name:   Stewart E. Tabin
                                              Title:  Assistant Treasurer



                                           SB ACQUISITION CORP.


                                           By: /S/ STEWART E. TABIN
                                               --------------------
                                               Name:   Stewart E. Tabin
                                               Title:  Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                      PAGE
--------------------------------------------------------------------------------

         (a)      (1)      Offer to Purchase, dated March 31, 1997.*
                  (2)      Letter of Transmittal.*
                  (3)      Notice of Guaranteed Delivery.*
                  (4)      Letter to Brokers,  Dealers,  Commercial Banks, Trust
                           Companies and Other Nominees.*
                  (5)      Letter  to  Clients  for  use  by  Brokers,  Dealers,
                           Commercial   Banks,   Trust   Companies   and   Other
                           Nominees.*
                  (6)      Guidelines    for     Certification    of    Taxpayer
                           Identification Number on Substitute Form W-9.*
                  (7)      Text of Press Release  issued by WHX  Corporation  on
                           March 31, 1997.*
                  (8)      Summary Advertisement published on April 1, 1997.*
                  (9)      Text of Press  Release,  issued by Parent on April 9,
                           1997.*
                  (10)     Supplement  to Offer to  Purchase,  dated  April  10,
                           1997.
                  (11)     Revised Letter of Transmittal
                  (12)     Revised Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.
                  (13)     Revised   Letter  to  Clients  for  use  by  Brokers,
                           Dealers,  Commercial Banks, Trust Companies and Other
                           Nominees.


         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

--------
    *   Previously provided.